January 29, 2025

Gareth Genner
Chief Executive Officer
T Stamp Inc.
3017 Bolling Way NE, Floor 2
Atlanta, Georgia 30305

       Re: T Stamp Inc.
           Registration Statement on Form S-1
           Filed January 27, 2025
           File No. 333-284525
Dear Gareth Genner:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time Armistice
       Capital Master Fund Ltd. has held its shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance
       and Disclosure Interpretations.
 January 29, 2025
Page 2
Selling Stockholders, page 25

2.     Please revise to ensure you provide all of the information required by
Item 507 of
       Regulation S-K. For example, please ensure you disclose the percentage of the Class
       A common stock Armistice will own after completion of the offering.
3. Footnote 1 to the table discloses that the 250,930 shares of Class A common stock held by Armistice consists of "250,930 shares of Class A Common Stock underlying certain other warrants held by Armistice Capital Master Fund Ltd., as well as
       2,096,842 shares of Class A Common Stock underlying the Warrants." We note that
       Armistice also received shares of Class A common stock in various registered direct offerings. Please clarify whether Armistice continues to hold these shares and whether they are included here. Additionally, to the extent Armistice beneficially owns more than five percent of your Class A common stock, please revise your beneficial ownership table on page 70 to disclose Armistice's beneficial ownership.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew Stephenson